News release
For immediate publication

ART RECEIVES HEALTH CANADA AUTHORIZATION
TO BEGIN A BREAST CANCER TREATMENT MONITORING PILOT STUDY FOR ITS SOFTSCAN DEVICE

Montreal, Canada, July 13, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it has obtained authorization from Health Canada’s Therapeutic Products Directorate to begin a pilot study to evaluate the effectiveness of the SoftScan optical breast imaging system in treatment monitoring. Dr. Gregory Czarnota, Radiation Oncologist at the Sunnybrook Health Sciences Centre in Toronto, Canada, will lead the study, which is expected to extend the clinical value of SoftScan beyond its important role in breast cancer detection and diagnosis and into breast cancer treatment.

“Molecular imaging using SoftScan could lead to better, more individualized breast cancer treatments”, declared Ms. Micheline Bouchard, President & CEO of ART. “The SoftScan device offers rich data at the earliest stage of a cancer treatment, when adjustments can still yield positive results. This pilot study will establish the correlation between the optical parameters obtained by SoftScan and actual pathological response”, added Ms. Bouchard.

“Preliminary data suggest that SoftScan is effective at showing tumor response to treatments. This technology could potentially allow for a patient to be scanned after a few rounds of powerful chemotherapy drugs to see if the tumor is shrinking, instead of waiting for the standard 12-week increments”, stated both Dr. Czarnota and Dr. Martin Yaffe, co-investigator for the study and Senior Scientist in Imaging & Bioengineering Research, at the Sunnybrook Health Sciences Centre.

In addition, results from this study will offer significant new market opportunities for ART’s SoftScan and help establish commercial partnerships with pharmaceutical companies.

Health Canada’s Therapeutic Products Directorate is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. Prior to being given market authorization, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Vice President, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca